EXHIBIT 20
                                                                     PAGE 1 OF 4

FOR IMMEDIATE RELEASE

                                     FOR MORE INFORMATION:
                                     INVESTOR / ANALYST INFORMATION
                                     LORI CRAMP, V.P. & TREASURER
                                     (301) 380-4840
                                     MEDIA INFORMATION
                                     WENDY WATKINS, DIRECTOR OF PUBLIC RELATIONS
                                     (301) 380-7903


       HOST MARRIOTT SERVICES REPORTS 18% GAIN IN FIRST QUARTER EBITDA

         BETHESDA, MD, APRIL 22, 1997 -- Host Marriott Services Corporation today reported earnings before interest expense, taxes, depreciation, amortization and other non-cash items (EBITDA) of $14.9 million for the first quarter of 1997, an increase of 18% over EBITDA of $12.6 million reported for the first quarter of 1996. The Company reported a net loss per share for the first quarter of 1997 of $0.12, an improvement of 20% as compared to a net loss per share of $0.15 for the first quarter of 1996. Revenues for the first quarter of 1997 increased by $3.3 million, or 1%, to $263.1 million compared to revenues of $259.8 million in the first quarter of 1996. The Company's concessions operations, both in airports and on tollroads, are significantly affected by the various travel seasons. The first quarter has historically represented about 10% of annual EBITDA and less than 10% of annual operating profit. The Company has historically incurred losses in the first quarter of its fiscal year when customer traffic is lightest. Traffic is generally the strongest in the summer vacation months, particularly from Memorial Day through Labor Day.

         William W. McCarten, President and Chief Executive Officer, noted, "We are very pleased with our continued cashflow and earnings growth. We continue to add new and exciting concepts in our markets that are increasing our revenues. Excluding several noncomparable contracts, revenues grew 5% during the first quarter despite weather-related benefits last year. We are very optimistic about our prospects for the remainder of the year."



                                - More -

                                                                     EXHIBIT 20
                                                                     PAGE 2 OF 4

ADD 1
HOST MARRIOTT SERVICES REPORTS 18% GAIN IN FIRST QUARTER EBITDA

         The Company's operating profit more than tripled during the first quarter of 1997 to $1.3 million from $0.4 million for the first quarter of 1996. This improvement is attributable to several cost reduction initiatives begun in 1996 which contributed to the .3 percentage point improvement in the operating cost margin.

         Airport concession revenues grew by $1.6 million, or 1%, in the first quarter of 1997. Excluding the effects of several noncomparable contracts (new contracts, contracts with significant changes in scope of operation and contracts undergoing significant construction of new facilities), revenues at comparable domestic airport locations grew by 7% during the first quarter of 1997. Increased revenues during the first quarter of 1997 reflect an estimated 4% growth in passenger enplanements at the Company's comparable domestic airport locations, selected moderate increases in prices, the addition of new branded locations and benefits from other strategic initiatives.

         Travel plaza revenues increased slightly by $0.8 million or 2% for the first quarter of 1997. This increase reflects minimal traffic growth and moderate price increases.

         During the first quarter of 1997, the Company was awarded five-year contract extensions at San Diego International Airport to operate both the food and beverage and merchandise concessions until 2012. In addition, the Company was also awarded the rights to develop and operate the new West Terminal Annex in San Diego. The combined annual revenues for the San Diego operations are estimated to be $25 million. The Company's contract at Columbus Airport will expire in April of this year. This contract had estimated annual revenues of $5 million.

         The Company continues to focus on expansion opportunities in new markets -- shopping mall food courts and international airports. Discussions with nationally recognized mall developers on over twenty mall opportunities are expected to result in the addition of several new mall food court contracts during 1997. The Company is assembling a Europe-based development team to evaluate international contract acquisition opportunities.

         Host Marriott Services Corporation [NYSE:HMS], with its worldwide headquarters in Bethesda, Maryland, is the leading food, beverage and retail concessionaire at nearly 200 travel and entertainment venues, with approximately 23,000 employees in five countries around the globe. Host Marriott Services is best known for its custom solutions business approach that combines internationally known brands with regional favorites in airports, travel plazas,

                                - More -

                                                                     EXHIBIT 20
                                                                     PAGE 3 OF 4

ADD 2
HOST MARRIOTT SERVICES REPORTS 18% GAIN IN FIRST QUARTER EBITDA

shopping malls and entertainment attractions. Many of the Company's concessions operate under license agreements with branded partners such as Burger King, Starbucks Coffee, Pizza Hut, Chili's, T.G.I. Friday's, Cinnabon, TCBY, Sbarro, Taco Bell, Cheers, California Pizza Kitchen, Tie Rack and The Body Shop.

         Host Marriott Services Corporation's annual shareholder meeting will be held at 11:00 a.m. (PST), Tuesday, May 13, 1997, at the Marina Beach Marriott Hotel at 4100 Admiralty Way in Marina Del Rey, CA 90292. Doors will open at 10:30 a.m.

         The Company's new shareholder services make available its latest business results, financial reports and press releases via fax, mail or audio playback by dialing 1-888-380-HOST. Such information can also be accessed on the Internet's World Wide Web at http://www.hmscorp.com.

         Certain matters discussed within this news release are forward-looking statements within the meaning of the Private Litigation Reform Act of 1995 and as such may involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of Host Marriott Services to be different from any future results, performance or achievements expressed or implied by such forward-looking statements. Although Host Marriott Services believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. These risks are detailed from time to time in the company's filings with the Securities and Exchange Commission.


                            --Table Follows--

                                                                     EXHIBIT 20
                                                                     PAGE 4 OF 4


                       HOST MARRIOTT SERVICES CORPORATION
                   CONSOLIDATED OPERATING RESULTS (UNAUDITED)
                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)


                                                                            TWELVE              TWELVE
                                                                          WEEKS ENDED        WEEKS ENDED
                                                                           MARCH 28,          MARCH 22,
                                                                             1997                1996
---------------------------------------------------------------------- ------------------- ------------------

OPERATING SUMMARY
REVENUES                                                                         $ 263.1            $ 259.8

OPERATING COSTS AND EXPENSES                                                       261.8              259.4
---------------------------------------------------------------------- ------------------- ------------------

OPERATING PROFIT                                                                     1.3                0.4

    Interest expense                                                                (9.2)              (9.2)
    Interest income                                                                  0.8                0.2
---------------------------------------------------------------------- ------------------- ------------------

LOSS BEFORE INCOME TAXES                                                            (7.1)              (8.6)
 Benefit for income taxes                                                           (2.8)              (3.7)
---------------------------------------------------------------------- ------------------- ------------------

NET LOSS                                                                         $  (4.3)           $  (4.9)
---------------------------------------------------------------------- ------------------- ------------------

LOSS PER COMMON SHARE                                                            $ (0.12)           $ (0.15)

Weighted Average Common Shares Outstanding                                          34.6               32.7

EBITDA                                                                           $  14.9            $  12.6
---------------------------------------------------------------------- ------------------- ------------------

REVENUES BY BUSINESS LINE
    Airports                                                                     $ 197.9            $ 196.3
    Travel Plazas                                                                   52.7               51.9
    Shopping Malls and Entertainment                                                12.5               11.6
---------------------------------------------------------------------- ------------------- ------------------

       Total revenues                                                            $ 263.1            $ 259.8
---------------------------------------------------------------------- ------------------- ------------------

OPERATING PROFIT BY BUSINESS LINE (1)
    Airports                                                                     $  16.8            $  15.6
    Travel Plazas                                                                   (3.6)              (3.4)
    Shopping Malls and Entertainment                                                 0.6                0.4
---------------------------------------------------------------------- ------------------- ------------------

       Total operating profit                                                    $  13.8            $  12.6
---------------------------------------------------------------------- ------------------- ------------------

(1)  Before general and administrative expenses.